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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                    FORM 6-K

                            Report of Foreign Issuer
              Pursuant to Rule 13a-16 or 15d-16 of the Securities
                              Exchange Act of 1934

                               January 19, 2001
                                (Date of Report)

                                 WIPRO LIMITED
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                (Translation of Registrant's name into English)

                                Karnataka, India
                (Jurisdiction of incorporation or organization)

                                 Doddakannelli
                                 Sarjapur Road
                      Bangalore, Karnataka 560 035, India
                                +91-80-844-0011
                    (Address of principal executive offices)

Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

          Form 20-F  [X]             Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

          Yes  [ ]                   No  [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

          Not applicable.
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ITEM 5. Other Events.

          On January 18, 2001, Wipro Limited released its earnings for the quarter ended December 31, 2000. Copies of the related press releases are attached as Exhibits 99.1 and 99.2 and incorporated herein by reference.


ITEM 7. Financial Statements, Pro Forma Financial Information and Exhibits

(c) Exhibits: 99.1 Earnings press release dated January 18, 2001, under U.S.
                   GAAP.

              99.2 Earnings press release dated January 19, 2001, under Indian
                   GAAP.



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                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 6-K and has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 19, 2001              WIPRO LIMITED



                                     By: /s/ Suresh C. Senapaty
                                         -----------------------------
                                         Suresh C. Senapaty
                                         Executive Vice President, Finance

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                                 EXHIBIT INDEX


Exhibit No.                     Description of Document
-----------                     -----------------------

99.1 Earnings press release dated January 18, 2001, under U.S. GAPP.

99.2 Earnings press release dated January 19, 2001, under Indian GAPP.




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